FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2025
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Payden & Rygel Distributors

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 South Grand Avenue, 40th Floor
(No. and Street)

Los Angeles	CA	90071
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bradley Hersh	213-625-1900	bhersh@payden.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hutchinson & Bloodgood LLP
(Name – if individual, state last, first, and middle name)

500 N. Brand Blvd., Suite 800	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

09/29/2003	261
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley Hersh, CFO, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Payden & Rygel Distributors, as of 12/31, 2 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which the certificate is attached, and not the truthfulness, accuracy or validity of that document.

Signature: [signature]

Title: Bradley Hersh, CFO

[signature]
Notary Public

KATHLENE DIETZ
Notary Public - California
Los Angeles County
Commission # 2442551
My Comm. Expires Apr 18, 2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☒ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm...1

Financial Statements

Statement of Financial Condition 2
Statement of Operations...3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements..6

Supplemental Information

Computation of Net Capital Pursuant to Rule 15c3-1 (Schedule 1)...................................9
Statements Regarding Rule 15c3-3 (Schedule 2) 10



H&B YOUR PARTNER FOR SUCCESS SINCE 1922

(818) 637 - 5000
500 North Brand Blvd., Suite 800
Glendale, CA 91203

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and Board of Directors of Payden & Rygel Distributors

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Payden & Rygel Distributors (the "Company") as of December 31, 2025, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1 and 2 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information contained in Schedules 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

We have served as the Company's auditor since 2022.
Glendale, California
February 17, 2026


Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Financial Condition

December 31, 2025


Assets

Cash	$	65,000
Distribution fee receivable		25,727
Due from parent		136,504
Prepaid expenses		31,595
Total assets	$	258,826

Liabilities and shareholder's equity

Liabilities:

Accounts payable	$	300

Shareholder's equity:

Common stock, $10 par value:

1,000,000 authorized, 250 issued and outstanding	2,500
Additional paid-in capital	322,699
Accumulated deficit	(66,673)
Total shareholder's equity	258,526

Total liabilities and shareholder's equity	$	258,826

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Operations

Year Ended December 31, 2025

Distribution fee revenue (see Note 5)	$	–
Service fee income from Parent (see Note 5)		85,955
General and administrative expenses		(85,955)
Income before income tax		–
Income tax		–
Net income	$	–

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2025

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2024	$ 2,500	$ 322,699	$ (66,673)	$ 258,526
Net income			–	–
Balance at December 31, 2025	$ 2,500	$ 322,699	$ (66,673)	$ 258,526

See accompanying notes.

<p style="text-align: center;">Payden & Rygel Distributors</p>
<p style="text-align: center;">(a wholly owned subsidiary of Payden & Rygel)</p>

<p style="text-align: center;">Statement of Cash Flows</p>

<p style="text-align: center;">Year Ended December 31, 2025</p>

Operating activities

Net income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in distribution fees receivable	(4,651)
Decrease in due from Parent	4,333
Decrease in prepaid expenses	393
Decrease in Accounts Payable	(75)
Net cash used in operating activities	-
Cash at beginning of year	65,000
Cash at end of year	$ 65,000

See accompanying notes.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2025

1. Organization

Payden & Rygel Distributors, a California corporation (the Company), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group, a series of mutual funds (collectively, the Funds). The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares.

As the Company neither carries customer accounts, nor performs custodial functions related to customer securities, it is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from the Adviser and Retirement classes of certain Funds, related to sales and marketing activity (performance obligation), which are recorded when the performance obligation is satisfied on a daily basis at a point in time. Distribution fees are based on a percentage of average net assets in these Funds' Adviser and Retirement classes (transaction price).

The Company also earns fee revenue under an agreement with the Parent. See Note 5.

General and Administrative Expenses

General and administrative expenses consist of salary allocation and regulatory fees and are expensed as incurred.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At year end, the Company had net capital, as defined, of $90,427 which was $85,427 in excess of its net required capital of $5,000, and the ratio of aggregate indebtedness to net capital was 0 to 1.

4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2023 through 2025 are subject to examination by the federal taxing authority and tax years 2022 through 2025 are subject to examination by the State of California.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year. As of year-end, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $46,824 related to account receivables and prepaid expenses, and a gross deferred tax asset in the amount of $46,824 related to a net operating loss carryforward. The net operating loss carryforward of $167,326 relates to operating losses generated at the Company and used by the Parent to offset its income in the consolidated tax return, for which the Company has not received benefit.

5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company (performance obligation), which is recorded when the performance obligation is satisfied over time. The amount and timing of payment are at the discretion of the Parent but shall not exceed the total expenses incurred by the Company (transaction price), and the timing of payment shall be such that the Company always maintains capital in excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. During the year, the Company recognized $85,955 as service fee income from the Parent which is recorded in the statement of operations.

In addition, the agreement allows the Company to transfer all or a portion of the distribution fee the Company receives from certain Funds to the Parent. During the year, the Company transferred $277,734 of distribution fee income to the Parent which is recorded net in the statement of operations.

As of year-end, the Company had a receivable of $136,504 due from the Parent.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote. There are no known and undisclosed future commitments, and no contingencies for known asserted or unasserted litigation, claims or assessments as of the financial statement date.

7. Going Concern

Management has evaluated relevant conditions and events and has determined that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

8. Segment Reporting

The Company operates in a single business segment. As a privately held entity, the Company is not required to disclose segment information in accordance with FASB ASC 280-Segment Reporting.

9. Subsequent Events

The Company has evaluated subsequent events through the issuance date of the financial statements and determined no other events have occurred that require disclosure.

Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
(Schedule 1)

December 31, 2025

Computation of net capital

Total shareholder's equity from statement of financial condition		$ 258,526
Deductions:		
Nonallowable assets:		
Due from Parent	$ 136,504	
Prepaid expenses	31,595	
Other deductions	–	
Total nonallowable assets		168,099
Net capital		$ 90,427

Computation of basic net capital requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 20
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 85,427

Computation of aggregate indebtedness

Total aggregate indebtedness included in statement of financial condition	$ 300
Ratio of aggregate indebtedness to net capital	0%

There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2025.

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Statements Regarding Rule 15c3-3
of the Securities and Exchange Commission
(Schedule 2)

December 31, 2025

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1).

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(1) exemptive provision.